High Yield Bond Core Fund
A Portfolio of Federated Hermes Core Trust

SUPPLEMENT TO PRIVATE OFFERING MEMORANDUM AND STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 26, 2026
Mark E. Durbiano will retire on January 4, 2027. Therefore, effective December 31, 2026, Mr. Durbiano will no longer serve as a portfolio manager of the High Yield Bond Core Fund (the “Fund”). Accordingly, effective December 31, 2026, please remove all references to Mr. Durbiano from the Fund’s Private Offering Memorandum and Statement of Additional Information.
The other members of the portfolio management team will continue to manage the Fund.
Effective December 31, 2026, Randal Stuckwish will serve as a portfolio manager of the Fund.
1. In the Private Offering Memorandum, under the section entitled “Fund Summary Information,” in the sub-section entitled “Fund Management,” please add the following:
“Randal Stuckwish, CFA, Portfolio Manager, has been the Fund’s portfolio manager since December of 2026.”
2. In the Private Offering Memorandum, under the section entitled “Management Organization and Capital Structure,” in the sub-section entitled “Portfolio Management Information,” please add the following:
“Randal Stuckwish
Randal Stuckwish, CFA, Portfolio Manager, has been the Fund’s portfolio manager since December of 2026.
Mr. Stuckwish is responsible for providing research and advice on security selection. He has been with the Adviser or an affiliate since 2013, has worked in investment management since 2013, and has managed investment portfolios since 2021. Education: B.S., Bethany College; M.B.A., Tepper School of Business, Carnegie Mellon University.”
3. In the Statement of Additional Information, under the section entitled “Investment Advisory and Other Services,” in the sub-section entitled “Portfolio Manager Information,” please add the following:
“The following information about the Fund’s portfolio manager is provided as of April 30, 2026.
Randal Stuckwish, Portfolio Manager
Types of Accounts Managed by Randal Stuckwish	Total Number of Additional Accounts Managed/Total Assets*
Registered Investment Companies	5/$7.3 billion
Other Pooled Investment Vehicles	0/$0
Other Accounts	2/$582.0 million
*
 None of the Accounts has an advisory fee that is based on the performance of the account.
Dollar value range of shares owned in the Fund: None.
Randal Stuckwish is paid a fixed base salary and a variable annual incentive. Base salary is determined within a market competitive, position-specific salary range, based on the portfolio manager’s experience and performance. The annual incentive amount is determined based primarily on Investment Product Performance (IPP) and may also include a discretionary component based on a variety of factors deemed relevant, such as financial measures and performance and may be paid entirely in cash, or in a combination of cash and restricted stock of Federated Hermes, Inc. (“Federated Hermes”). The total combined annual incentive opportunity is intended to be competitive in the market for this portfolio manager role.
IPP is measured on a rolling one, three and five calendar year pre-tax gross total return basis versus the Fund’s representative performance index (i.e., Bloomberg U.S. Corporate High Yield 2% Issuer Capped Index) and versus the Fund’s designated peer group of comparable accounts. Performance periods are adjusted if a portfolio manager has been managing an account for less than five years; accounts with less than one year of performance history under a portfolio manager may be excluded.
As noted above, Mr. Stuckwish is also the portfolio manager for other accounts in addition to the Fund. Such other accounts may have different benchmarks and performance measures. The allocation or weighting given to the performance of the Fund or other accounts for which Mr. Stuckwish is responsible when his compensation is calculated may be equal or can vary.

For purposes of calculating the annual incentive amount, each account managed by the portfolio manager currently is categorized into one of three IPP groups (which may be adjusted periodically). Within each performance measurement period and IPP group, IPP currently is calculated on the basis of an assigned weighting to each account managed by the portfolio manager and included in the IPP groups. At the account level, the weighting assigned to the Fund is lesser than or equal to the weighting of certain other accounts used to determine IPP (but can be adjusted periodically). Additionally, a portion of Mr. Stuckwish’s IPP score is based on the performance of the accounts for which he provides research and analytic support. A portion of the bonus tied to the IPP score may be adjusted based on management’s assessment of overall contributions to account performance and any other factors as deemed relevant.
Any individual allocations from the discretionary pool may be determined, by executive management on a discretionary basis using various factors, such as, for example, on a product, strategy or asset class basis, and considering overall contributions and any other factors deemed relevant (and may be adjusted periodically).
In addition, Mr. Stuckwish was awarded a grant of restricted Federated Hermes stock. Awards of restricted stock are discretionary and are made in variable amounts based on the subjective judgment of Federated Hermes’ senior management.”
June 22, 2026

High Yield Bond Core Fund
Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561
Contact us at FederatedHermes.com/us
or call 1-800-341-7400.
Federated Securities Corp., Distributor
Q457272 (6/26)
© 2026 Federated Hermes, Inc.